Exhibit (c)(ii)

Origination & Execution 30 Hudson Yards 14th Floor New York, NY 10001 Tel: 212 214 6289

22 March 2023

To:	European Bank for Reconstruction and Development

Attention: Taro Morris

Dear Sirs,

European Bank for Reconstruction and Development (the “Issuer”)
USD 100,000,000 Callable Fixed Rate Notes due 24 March 2028 (the “Notes”)
issued pursuant to the European Bank for Reconstruction and Development EUR
45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)	We agree to pay:

(a)	the fees and expenses of our legal advisers;

(b)	the fees and expenses of the Agent and any paying agents;

(c)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)	In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

In addition, we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement”) will not apply in relation to this issue of Notes.

The net proceeds of the issue are USD 100,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with DTC, account number 0250.

Origination & Execution 30 Hudson Yards 14th Floor New York, NY 10001 Tel: 212 214 6289

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
Authorised signatory